CONFIRMING STATEMENT

This Statement confirms that the undersigned, Michael J. Regan, has authorized and designated each of Kenneth D. Misch and Marcy Smorey-Giger to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of DynaVox Inc. The authority of Kenneth D. Misch and Marcy Smorey-Giger under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of DynaVox Inc., unless earlier revoked in writing. The undersigned acknowledges Kenneth D. Misch and Marcy Smorey-Giger are not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.


By:	/s/ Michael J. Regan
Name:	Michael J. Regan
Date:	August 25, 2011